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                        [NETGURU LETTERHEAD]

OCTOBER 7, 2005

VIA E-MAIL AND EDGAR CORRESPONDENCE
-----------------------------------

Mark P. Shuman
Branch Chief-Legal
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


            RE:     NETGURU, INC.
                    SCHEDULE 14A FILED SEPTEMBER 15, 2005
                    FILE NO. 0-28560
                    ------------------------------------------------------------


Dear Mr. Shuman:

         This letter responds to your letter of comments dated September 28, 2005. The comments contained in your letter are set forth below in their entirety for your convenience.

         Enclosed are clean and marked to show changes copies of our revised preliminary proxy statement. We have indicated below where disclosure in response to your comments has been included in the proxy statement or the reasons why we believe such disclosure is inapplicable or inappropriate. The page numbers referenced below correspond to the clean version of the enclosed document.

Proposal 2: Approval of Sale of REI Business and STAAD Product Lines, page 30
-----------------------------------------------------------------------------

1. PLEASE REVISE YOUR PROXY STATEMENT TO INCLUDE UNAUDITED FINANCIAL STATEMENTS OF THE BUSINESS THAT YOU ARE SELLING TO BENTLEY FOR THE PERIODS REQUIRED BY ITEM 14 OF SCHEDULE 14A. SEE QUESTION I.H.6 OF THE THIRD SUPPLEMENT DATED JULY 2001 TO OUR MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS.

         Unaudited financial statements for the years ended March 31, 2005 and 2004 and the three month periods ended June 30, 2005 and 2004 for the business to be sold are included in APPENDIX E to the proxy statement. These financial statements are also referenced in proposal 2 at page 56 of the proxy statement.



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Mark P. Shuman
October 7, 2005
Page 2


2. IN ADDITION, YOU WILL NEED TO PROVIDE YOUR FINANCIAL STATEMENTS FOR THE PERIODS REQUIRED BY ITEM 14(c)(1) OF SCHEDULE 14A. IF YOU INTEND TO SATISFY THIS DISCLOSURE REQUIREMENT BY INCORPORATION BY REFERENCE, PLEASE COMPLY WITH THE REQUIREMENTS OF PART B OF FORM S-4 AND INCLUDE A STATEMENT ON THE LAST PAGE OF YOUR PROXY STATEMENT AS TO WHICH DOCUMENTS, OR PART OF DOCUMENTS, ARE INCORPORATED BY REFERENCE. PLEASE ALSO SEE ITEM 14(e) OF SCHEDULE 14A AND NOTE D.1 TO SCHEDULE 14A FOR ADDITIONAL GUIDANCE.

         Pursuant to Item 14(c) of Schedule 14A, netGuru's financial statements for the years ended March 31, 2005 and 2004 and the three month periods ended June 30, 2005 and 2004 are incorporated by reference to netGuru's annual report on Form 10-KSB for March 31, 2005 and quarterly report on Form 10-QSB for June 30, 2005. Both of those reports will be distributed to stockholders with the proxy statement. A list of documents, or parts of documents, that are incorporated by reference is included under the heading "Annual, Quarterly and Current Reports" at page 64 of the proxy statement, as permitted by Items 12 and 13 of Form S-4 for S-2 registrants.

3. WE NOTE YOUR DISCLOSURE ON PAGE 46 REGARDING YOUR USE OF PROCEEDS AND OPERATIONS FOLLOWING THE CLOSING. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE A SUBSTANTIAL DISCUSSION REGARDING THE EFFECT OF THE SALE ON YOUR OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES. PLEASE DISCUSS THE BUSINESS THAT WILL BE CONDUCTED AFTER THE TRANSACTION AND HOW IT COMPARES TO YOUR HISTORICAL ACTIVITIES.

         Additional disclosure regarding the effect of the sale on netGuru's operations and liquidity and capital resources, and disclosure regarding the business that will be conducted after the transaction and how it compares to netGuru's historical activities, is included under the heading "Use of Proceeds and Operations Following the Closing" at page 46 of the proxy statement.

Proposal 3: Ratification of Certain Issuances of Equity Securities . . . page 56
--------------------------------------------------------------------------------

4. WE NOTE YOUR DISCLOSURE REGARDING YOUR FEBRUARY 2005 GRANT OF "IMMEDIATELY VESTED FIVE-YEAR NON-QUALIFIED STOCK OPTIONS" TO CERTAIN CONSULTANTS. PLEASE RECONCILE THE IMMEDIATELY VESTED NATURE OF THE OPTIONS WITH THE FIVE-YEAR TERM USED TO DESCRIBE THE OPTIONS. WE FURTHER NOTE THAT YOU ARE SEEKING STOCKHOLDER APPROVAL OR RATIFICATION OF AMENDMENTS THAT WOULD EFFECTUATE THE IMMEDIATE VESTING OF SUCH OPTIONS.

         The options originally were intended to vest and become exercisable immediately upon grant and to remain exercisable for five years. However, based on our communications with Nasdaq, the options were revised to provide that they do not vest and become exercisable until after stockholder ratification of the issuance of the options is obtained pursuant to proposal 3. The "Description of Issuances"



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Mark P. Shuman
October 7, 2005
Page 3


         contained in proposal 3 has been revised to clarify the vesting and expiration date and to provide additional information required by Item 10(b)(2) of Schedule 14A. The forms of option agreement and option agreement amendment executed by netGuru and each optionholder are included in APPENDIX G to the proxy statement for your information.

5. PLEASE PROVIDE ALL INFORMATION REQUIRED PURSUANT TO ITEM 10 OF SCHEDULE 14A WITH RESPECT TO THE RATIFICATION OF THE COMPENSATORY ARRANGEMENTS YOU OUTLINE IN YOUR PROPOSAL 3. WE NOTE, FOR EXAMPLE, THAT CERTAIN INFORMATION REQUIRED BY ITEM 10(b)(2)(i) APPEARS TO NOT HAVE BEEN PROVIDED. FURTHER, PLEASE COMPLY WITH THE INSTRUCTIONS TO ITEM 10. WE NOTE THAT THE DISCLOSED AGREEMENTS HAVE NOT BEEN FILED WITH THE PROXY STATEMENT NOR HAVE WE BEEN INFORMED OF THE PLANS FOR REGISTRATION OF OR EXEMPTION THEREFROM RELIED UPON FOR THE ISSUANCE OF THE EQUITY SECURITIES.

         All information required pursuant to Item 10 of Schedule 14A is now included in proposal 3. The forms of option agreement and option agreement amendment for the software consultants and the agreement regarding equity compensation paid to the former director are included in APPENDIX G to the proxy statement for your information. Exemption from the registration provisions of the Securities Act of 1933 for the issuances described in proposal 3 is claimed under Section 4(2) of the Securities Act of 1933, among others, on the basis that such transactions did not involve any public offering, the recipients had access to the kind of information registration would provide, and we believed the recipients were accredited or sophisticated. The recipients of the shares and the options understand that those securities are restricted. The shares of common stock were issued with a restrictive legend. The options contain a prohibition on transfer and a provision requiring investment representations to be made by the option holders at the time of issuance of shares of common stock upon exercise.



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Mark P. Shuman
October 7, 2005
Page 4


         netGuru, Inc. acknowledges that:

         o netGuru is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o netGuru may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust the foregoing is responsive to your comments. If you have further questions or comments, please call our legal counsel, Cristy Parker, at (714) 641-3446.

                                            Sincerely yours,

                                            NETGURU, INC.

                                            /s/ BRUCE NELSON    (BY SHARMI DAS)
                                            -----------------------
                                            Bruce Nelson,
                                            Chief Financial Officer

Enclosures

cc:    Mr. Daniel Lee (w/enclosures)
       Mr. Perry Hindin (w/enclosures)
       Gregg Amber, Esq. (w/enclosures)
       Cristy Parker, Esq. (w/enclosures)